SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 11-K



      [ X ]     Annual Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934

                 For the fiscal year ended December 31, 2005

                                      OR

      [   ]   Transition Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934


A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               VSE CORPORATION
                          EMPLOYEE ESOP/401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               VSE Corporation
                            2550 Huntington Avenue
                          Alexandria, Virginia  22303



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     VSE CORPORATION
                                     EMPLOYEE ESOP/401(k)
                                     PLAN

                                     By:   /s/ C. S. Weber
                                           ____________________________
                                           C. S. Weber
                                           Executive Vice President and
                                           Chief Administrative Officer


VSE CORPORATION EMPLOYEE ESOP/401(K) PLAN

Financial Statements and Supplemental Schedules

Year ended December 31, 2005 with Report of Independent Registered Public Accounting Firm


                  VSE Corporation Employee ESOP/401(k) Plan
                Financial Statements and Supplemental Schedules
                         Year ended December 31, 2005


                                   Contents


  Report of Independent Registered Public Accounting Firm . . . . . . . .  3

  Audited Financial Statements

  Statements of Net Assets Available for Benefits . . . . . . . . . . . .  4
  Statement of Changes in Net Assets Available for Benefits . . . . . . .  5
  Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . .  6

  Supplemental Schedule

  Schedule H, Line 4i-Schedule of Assets (Held At End of Year)  . . . . .  15





















                                     -2-

Report of Independent Registered Accounting Firm


Board of Trustees
VSE Corporation Employee ESOP/401(k) Plan

We have audited the accompanying statements of net assets available for benefits of VSE Corporation Employee ESOP/401(k) Plan as of December 31, 2005 and December 27, 2004, and the related statement of changes in net assets available for benefits for the period ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and December 27, 2004, and the changes in its net assets available for benefits for the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


							/s/ Ernst & Young LLP
McLean, Virginia
June 16, 2006
                                     -3-

                  VSE Corporation Employee ESOP/401(k) Plan

               Statements of Net Assets Available for Benefits



                                                   December 31,    December 27,
                                                       2005            2004
                                                   ------------    ------------
Assets
Cash                                               $   216,572     $   233,358
Assets held for investment purposes:
  Investments at fair value                         29,797,844      23,145,925
  Participant loans                                    176,355         192,093
                                                   -----------     -----------
Total assets held for investment purposes           29,974,199      23,338,018

Receivables                                             14,327               -

Net assets available for benefits                  $30,205,098     $23,571,376
                                                   ===========     ===========

See accompanying notes.

                  VSE Corporation Employee ESOP/401(k) Plan

          Statement of Changes in Net Assets Available for Benefits

           Period from December 28, 2004 through December 31, 2005



Additions
Contributions:
  Employee                                                        $ 2,324,864
  Employer                                                            584,115
  Employee rollovers                                                  228,801
Interest and dividends                                                988,580
Net realized/unrealized appreciation in fair value of investments   5,295,221
                                                                  -----------
Total additions                                                     9,421,581
                                                                  -----------

Deductions
Distributions to participants                                       2,748,690
Other deductions                                                       39,169
                                                                  -----------
Total deductions                                                    2,787,859
                                                                  -----------

Net increase                                                        6,633,722

Net assets available for benefits at
Beginning of period                                                23,571,376
                                                                  -----------
End of period                                                     $30,205,098
                                                                  ===========

See accompanying notes.

                     VSE Corporation Employee ESOP/401(k) Plan

                           Notes to Financial Statements

                                December 31, 2005



1.  Description of the Plan

General Description

The VSE Corporation Employee ESOP/401(k) Plan (the Plan) was adopted by the Board of Directors of VSE Corporation (the Company or Plan Sponsor) in 1984. The Plan is a defined contribution plan with an Employee Stock Ownership Plan (ESOP) component covering all full-time and part-time employees of the Company and a 401(k) component covering all full-time and part-time employees of the Company and its wholly owned subsidiaries. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The above description of the Plan provides only general information. Participants should refer to Plan documents for a more complete description of Plan provisions.

On April 27, 2005, the Plan was amended to change the definition of the "Plan Year". Effective December 28, 2005, "Plan Year" means the Plan's accounting year of twelve months commencing on January 1 of each year and ending on the following December 31. Prior to December 28, 2005, the Plan Year commenced December 28 of each year and ended the following December 27. As a result, the Statement of Changes in Net Assets Available for Benefits presented includes activity for the period from December 28, 2004 through December 31, 2005.

Plan Administration

Certain officers or employees of the Company serve as Trustees of the Plan (Plan Trustees). Merrill Lynch serves as the third party plan administrator. Merrill Lynch provides an open architecture of fund investments and provides daily record-keeping services for the Plan. The ESOP portion of the Plan is administered in-house by the Company.

Eligibility

An eligible employee, as defined in the Plan document, becomes eligible to participate in the Plan on the first day of the month following the date of hire. If the eligible employee's first day of employment falls on the first calendar day of the month (or on the first regular working day of the month), the eligible employee will immediately be eligible to participate in the Plan.

                     VSE Corporation Employee ESOP/401(k) Plan

1.  Description of the Plan (continued)

Contributions

Each participant who has had VSE Corporation Common Stock (par value $.05 per share) (VSE Stock) allocated to his or her participant Payroll-Based Stock Ownership Plan (PAYSOP) or ESOP account is entitled to exercise voting rights attributable to such VSE Stock and is provided with proxy soliciting material by the Plan Administrator prior to the time that such rights are to be exercised. If participants fail to exercise their VSE Stock voting rights, the Plan Trustees vote the stock. The Plan Trustees also vote all of the VSE Stock held by the Plan's VSE Stock Fund as well as all unallocated VSE Stock held by the Plan. No contributions have been made to the PAYSOP since 1986, and no contributions have been made to the ESOP since March 31, 1999.

The Company's matching contribution is discretionary. The Company currently contributes 50 cents for each dollar of salary that a Company employee participant contributes on the first 6% of salary. The Company makes a cash contribution for the match, and the cash contribution is allocated to each eligible participant's account on a pay period (semi-monthly) basis.
ESOP and Company matching 401(k) contributions (but not PAYSOP allocations) are subject to a graded vesting schedule. Effective December 28, 2001, the vesting schedule changed to 25% after one year of service, 50% after two years of service, and 100% after three years of service. To earn a "year of service," a participant must work 1,000 hours or more in a calendar year. Forfeitures of participant nonvested account balances are applied to reduce the Company's contribution in the following year. Total forfeitures applied as a reduction of the Company's contribution for 2005 and 2004 were $54,233 and $100,576, respectively, and unused forfeitures at December 31, 2005 and December 27, 2004, were approximately $86,457 and $60,752, respectively.

Participants are allowed to elect to defer up to 100% of their salary into the Plan each pay period pursuant to Section 401(k) of the Internal Revenue Code
(IRC), subject to the maximum salary deferral limit for 2005 and 2004 of $14,000 and $13,000, respectively. The deferral amounts are also subject to limitations based on Plan provisions and participation deferral percentages. Participant contributions are invested at the discretion of the participant in any of 25 separately managed funds currently offered under the Plan by the Plan's third-party administrator, Merrill Lynch.

                     VSE Corporation Employee ESOP/401(k) Plan

Dividends  received  on  VSE   Stock  held  in  participant  accounts and
nonparticipant directed investments are allocated pro rata to such participant and nonparticipant accounts. In 2005 and 2004, the Plan allowed employees age 50 and older by the end of the Plan Year to contribute up to an additional $4,000 and $3,000, respectively, pursuant to IRS "catch-up" regulations.

Distributions

Participants (or their beneficiaries) are eligible to receive Plan benefits on retirement, disability, termination of employment, or death. Benefits are usually distributed in a lump sum. Distributions of Merrill Lynch funds are typically made in cash from liquidation of the participant's account. Distributions of VSE Stock are typically made in shares of VSE Stock. Fractional shares of VSE Stock and distributions fewer than 100 shares are paid in cash.

Effective January 1, 2004, the Plan was amended to revise the Minimum Required Distribution rules in the Plan. Generally, the Minimum Required Distribution rules set forth procedures for required distributions to (i) terminated employees who have attained age 70 1/2, but have not yet received a distribution from the Plan, and (ii) certain business owners who have attained age 70 1/2. The new rules liberalize the requirements and permit smaller required annual distributions.

Participants may also apply, in certain limited situations, to withdraw funds from their 401(k) accounts due to a qualifying financial hardship in accordance with IRS regulations.

Ownership Rights (Vesting)

Participants are 100% vested in their 401(k) salary deferral contributions and any PAYSOP contributions. All contributions to the ESOP, which began in 1987, and the Company 401(k) match, which began in 1999, are subject to a graded vesting schedule as described in the "Contributions" subsection above.

Plan Termination

In the event of Plan termination, each participant will be fully vested in amounts held within the Plan for the participant's benefit. The Company expects to continue the Plan indefinitely, but reserves the right to change, modify, or discontinue it in whole or in part at any time, subject to the provisions of ERISA. No such action will divest a participant

                     VSE Corporation Employee ESOP/401(k) Plan of the vested rights and benefits provided by contributions allocated to the participant's account.


2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

The direct administrative expenses of the Plan for the Plan year ended December 31, 2005 of approximately $26 thousand, were paid by the Company.


3.  Investments

Investments

Merrill Lynch offers 12 Core Investment Options and 13 Mutual Fund Window Investment Options. In addition, 10 Goal Manager Portfolio Models are offered through the Plan. Each Goal Manager Portfolio Model is composed of investment options determined by a participant's investment style and risk level.

Investment of a participant's 401(k) account is directed by the participant among options available under the Plan as described in the "Contributions" subsection above. Investments in mutual funds and common/collective trusts are valued at quoted market prices. Participant loans are valued at their unpaid balance. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. VSE Stock is purchased in the over-the-counter market or from stockholders. Dividends on VSE Stock are reinvested at fair market value.

                     VSE Corporation Employee ESOP/401(k) Plan

3.  Investments (continued)

Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                     December 31    December 27
                                                        2005           2004
                                                     -----------    -----------
VSE Stock                                            $11,067,585    $ 6,639,522
ML Ret Preservation Trust                              3,196,085      2,867,663
MFS Massachusetts Investors GR Stk (A)                 2,864,302      3,008,528
American Funds Washington Mutual Investors Fund        2,093,906      2,123,757
Templeton Foreign Fund                                 1,836,681      1,711,845
MFS Total Return Fund                                  1,772,391      1,850,599

The Plan's investment in VSE Stock at December 31, 2005 and December 27, 2004, is presented in the following table:

Number of shares                                         262,913        281,933
Cost                                                 $ 1,274,913     $1,348,573
Market                                               $11,067,585     $6,639,552

Nonparticipant-Directed Investments

Nonparticipant-directed investments, held in the Plan as of December 31, 2005 and December 27, 2004, consisted entirely of VSE Stock. These net assets, and changes are as follows:

Net assets                                              2005           2004
-------------------------------------------------------------------------------
VSE Stock                                            $11,067,585     $6,639,522

                     VSE Corporation Employee ESOP/401(k) Plan

3.  Investments (continued)

Nonparticipant-Directed Investments (continued)

                                                               Year ended
                                                               December 31
                                                                  2005
                                                               -----------
Changes in net assets:
  Net realized and unrealized gain on VSE Stock                 $4,977,351
  Dividends                                                         60,241
  Distributions to participants                                   (609,528)
                                                                ----------
                                                                $4,428,064
                                                                ==========

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated in value as a result of net changes in the market values of the investments held (principally stock mutual funds and VSE Stock) by $5,295,221 as follows:


Mutual funds                                                    $  317,870
VSE Stock                                                        4,977,351
                                                                ----------
                                                                $5,295,221
                                                                ==========

4.  Differences Between Financial Statements and Form 5500

In accordance with U.S. generally accepted accounting principles, amounts allocated to withdrawing participants' accounts are not reported as liabilities on the Statements of Net Assets Available for Benefits. The following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500 (Annual Return/Report of Employee Benefit Plan):

                                                     December 31    December 27
                                                        2005           2004
                                                     --------------------------

Net assets available for benefits per the financial
  statements                                         $30,205,098    $23,571,376
Amounts allocated to withdrawing participants               (411)          (473)
                                                     -----------    -----------
Net assets available for benefits per Form 5500      $30,204,687    $23,570,903
                                                     ===========    ===========

                     VSE Corporation Employee ESOP/401(k) Plan

4.  Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to IRS Form 5500:

Benefits paid to participants per the financial statements      $2,748,690
Add amounts allocated to withdrawing participants at
 December 31, 2005                                                     411
Less amounts allocated to withdrawing participants at
 December 27, 2004                                                    (473)
                                                                ----------
Benefits paid to participants per Form 5500                     $2,748,628
                                                                ==========

5.  Participant Loans

Participants may be granted loans from this plan not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. The minimum loan amount is $1,000. Participant loans bear interest at the prime rate of interest plus 1% determined at the time the loan is requested. Loans are secured by the participant's account, having a maximum term of five years. Loan payments are made through payroll on a pay period basis.


6.  Party-in-interest Transactions

Merrill Lynch serves as third party plan administrator as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.


7.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 25, 2003 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

                     VSE Corporation Employee ESOP/401(k) Plan

8.  Employer Securities

Section 407(b) of ERISA permits the Plan to hold an investment in VSE Stock in excess of 10% of the fair market value of the Plan's assets.


9.  Diversification

Participants who are age 55 and have 10 years of participation in the Plan are eligible to diversify up to 25% of the VSE Stock held in their PAYSOP and ESOP accounts.

                          Supplemental Schedules









                                     -14-

                  VSE Corporation Employee ESOP/401(k) Plan
         Schedule H, Line 4i-Schedule of Assets (Held At End of Year)
                      EIN: 54 0649263 Plan Number: 002
                              December 31, 2005

                                                  Description of
       Identity of Issue                            Investment            Cost      Fair Value
       -----------------                            ----------            ----      ----------
MFS Massachusetts Investors Gr Stk (A)          Mutual Fund shares         ***     $ 2,864,302
American Washington Mutual Investors (R-3)      Mutual Fund shares         ***       2,093,906
Templeton Foreign Fund                          Mutual Fund shares         ***       1,836,681
MSF Total Return Fund                           Mutual Fund shares         ***       1,772,391
Alger MidCap Growth Institutional Portfolio     Mutual Fund shares         ***       1,266,355
Merrill Lynch Basic Value Fund, Inc. (A)        Mutual Fund shares         ***         931,250
PIMCO Total Return Fund (A)                     Mutual Fund shares         ***         928,807
Blackrock Global Rescs Prtf A                   Mutual Fund shares         ***         737,288
JPMorgan Government Bond FD A                   Mutual Fund shares         ***         722,688
Merrill Lynch Healthcare Fund, Inc. (A)         Mutual Fund shares         ***         647,761
Goldman Sachs Mid Cap Value (A)                 Mutual Fund shares         ***         348,636
Hotchkis & Wiley Small Cap Value Fund           Mutual Fund shares         ***         345,795
Phoenix-Duff & Phelps Real Estate
  Securities Fund (A)                           Mutual Fund shares         ***         160,984
Merrill Lynch Global Allocation Fund, Inc. (A)  Mutual Fund shares         ***         140,608
Ariel Fund                                      Mutual Fund shares         ***         139,948
Merrill Lynch S&P 500 Index Fund (I)            Mutual Fund shares         ***         107,378
Eaton Vance Utilities  (A)                      Mutual Fund shares         ***         104,486
Victory Diversified Stock Fund (A)              Mutual Fund shares         ***          97,679
Thornburg Inter Value Fund (A)                  Mutual Fund shares         ***          90,118
USB U.S. Small Cap Growth Fund (A)              Mutual Fund shares         ***          68,620
Franklin Mutual Financial Services Fund (A)     Mutual Fund shares         ***          64,917
Pioneer High Yield Fund Class A                 Mutual Fund shares         ***          42,783
Seligman Communications & Information (A)       Mutual Fund shares         ***          20,401
Evergreen Sel Adj Rate Fund CL (A)              Mutual Fund shares         ***             392
ML Ret Preservation Trust                       Common/Collective Trust    ***       3,196,085
VSE Stock *  **                                 Common Stock shares     $1,274,913  11,067,585
Participant Loans (interest rates varied from
 5% to 10.5% during 2004)                       Participant loans                      176,355
                                                                                   -----------
Total assets held for investment purposes                                          $29,974,199
                                                                                   ===========

  *  Represents a party-in-interest (see Note 6)
 **  Represents nonparticipant-directed investments (VSE Stock)
***  Historical cost not required to be presented as investments are participant directed.

                                     -15-